Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended February 28, 2013

The interim financial information of CorpBanca as of and for the month ended February 28, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	10,141,918
Total assets	13,798,426
Current accounts and demand deposits	1,317,081
Time deposits and savings accounts	6,934,306
Borrowings from financial institutions	873,394
Debt issued	2,296,921
Equity Attributable to:	1,274,659
Bank equity holders	1,222,636
Minority interest	52,023

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	81,931
Provisions for loan losses	(12,229)
Operating expenses	(45,971)
Operating income	23,731
Income attributable to investments in other companies	-
Income before taxes	23,731
Income taxes	(3,724)
Net income for the period	20,007
Bank equity holders revenue	19,390
Minority interest revenue	617

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer